Launch

Technology · Main Street · Entertainment · Festivals · Lifestyle

We make music work for everyone - artists, venues and fans!

LAUNCHGLOBAL.CO NEW YORK NEW YORK



LAUNCH
NO EGO | ALL PLAY



As artists ourselves, we know the struggle of making music our career. Even for the very talented, being in the right place to be heard at the right time is mostly luck; however, if we all work together, we can make a living doing what we love!

Brian Stollery CEO @ Launch

Why you may want to support us...

1. Assist independent artists in making music their career.
2. Make independent music more accessible worldwide.
3. Celebrate and support independent artistry.

Why investors ❤ us

WE'VE RAISED $10,000 SINCE OUR FOUNDING

Wesley is a committed, compassionate and intelligent person. His love for people and his drive to support them and their visions is what he has given his life to. He is unstoppable

Hope Beach
Friend

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Brian Stollery

CEO

Architecting a large media group's virtual concert and live-streaming operations, bringing independent live music to numerous festivals, and generating a full business pipeline for a revolutionary music start-up.

in



Hester Li

COO

Managing massive shows at Beacon Theatre and Town Hall while building an extensive and diverse career in corporate project and operational management.

in



Wesley Powell

Co-Founder

Using a deep entrepreneurial career in technology, processes, and systems to build and support a team capable of transforming the business of live music performance and consumption.

in

In the news

The World's First LIVE Music Co-Op, Launch Global presents, "THE 24 HOUR LAUNCH," a full-scale 24 hour livestream music festival

Tune into the 24 Hour Livestream this Friday Here On Friday at noon, Brooklyn-based live music co-op Launch Global will host the first-ever, full-scale 24 hour livestream music festival. Launch Global is out to

May 12, 2020 @ thehypemagazine.com

Sonicbids Partners With The Worlds First Live Music Co-Op: Launch Global To Throw Stay The F*ck Home Festival

Happenings Stay the F*ck Home Fest Announces Their Second Concert, Feat. Mickey Factz, Julian Xtra, Jessie Wagner This Friday at 7pm EST, 10 artists including Mickey Factz, Julian Xtra, and Jessie Wagner will be

May 4, 2020 @ thehypemagazine.com

MAXIM

Jack Daniel's 'Give a Jack' Concert Series Pairs Killer Cocktails With Great Live Music

Jack Daniel's doesn't just boast a storied legacy of making iconic Tennessee whiskey--the beloved brand also has deep and longstanding ties to the music industry. Just think of Jack's Sinatra Select whiskey

November 20, 2019 @ maxim.com

Downloads

Launch Seed Deck v3.pdf

It started with this crazy idea ...

What if we could do all the stuff the intermediaries of the music industry do, but as one cooperative unit that shared resources and revenue, in order to support independent artists and create abundance for all?


MK
MAKAILA

Makaila at Stage 48, November 2019

What if independent artists could work together under a centralized community organization and leverage their collective strength in order to all grow and succeed together? And what if every cent of this organization's revenue was shared with its artists?

Lo and behold, musicians seemed to love this idea. And so did sponsors.


LAUNCH x Jack Daniel's - The James Poyser Quintet, Oct 2...
Watch later
Share
AN ARTIST CENTERED
PERFORMANCE SERIES
CREATED BY
LAUNCH
JAMES
POYSER
QUINTET

Welcome to our 'Give A Jack' concert series that aligned a global whiskey sponsor with the celebration of independent artistry, and treated fans to amazing cocktails paired with great live music.

In our first 3 months as a very lean separate entity, with very little funding, we produced over 50 concerts, generated $65,000 in revenue, and booked artists for a two-month-long festival. And we're just getting started. Launch Inc was officially incorporated on April 30th, and we're ready to pave the future of music.



Acid Dad, Live at Lola, November 2019

In early 2020, we started the year with some exciting new projects, partnering with a global modeling agency to curate music for a number of high-end fashion events.


Thefashionpoet

The Fashion Poet X APM Models at a Private Penthouse, NYC, March 2020



Jonathan Scales Fourchestra at Berlin, NYC, February 2020

We had 50 shows planned for April 2020, when we planned to roll out our live-music subscription service, offering music fans entry to every one of our shows for one low monthly price.

Then COVID-19 happened.


VENMO:
@GLOVEANDSPECIALSAUCE
PAYPAL:
VIP@PHILADELPHONIC.COM
HOME
VENMO:
PAYPAL:

G. Love & Special Sauce at the inaugural Stay The F Home Festival, March 2020

We didn't stop working toward our vision. We believed in the resolve of our city, New York, and of the independent artists we loved.


Stro Elliot

Stro Elliot (The Roots) live at Stay The F Home Festival, March 2020

We teamed up with several awesome partners in this space to create the first inaugural Stay the F Home Fest ... A live-streaming music festival with dozens of artists every Friday for six weeks.

But that just wasn't enough for our insatiable work ethic and passion for live music.


THE
24-HOUR
LAUNCH
THE WORLD'S FIRST
24-HOUR
LIVE-STREAMING
MUSIC FESTIVAL
OVER 100 ARTISTS
FROM ALL
7 CONTINENTS
JOIN US
FRI, NOON (EST)
MAY 15
SAT, NOON (EST)
MAY 16
TO CELEBRATE
INDEPENDENT
ARTISTS
GLOBALLY
FB Live
@LaunchGlobal
LAUNCH

Launch is producing its first-ever 24-hour live-stream festival with over 100 artists going live all over the world on Friday, May 15th, 2020, to offer a taste of who we are and what music fans can expect from Launch in the future, and to share a very clear message: Live music is not canceled. Live music can never be canceled. Live music has existed since civilization began, and live music will always prevail.

And now we invite you to join us and Launch the future of music! Pun intended.

Launch currently seeks $50,000 in equity financing. We will use the funding to implement the technology to bring our shows online in a professional, monetizable format under our artist co-op program. This will allow us to offer a live music subscription service for music fans, patrons of the arts, and anyone who wants to support and celebrate independent performing artists.

Investor Q&A

− COLLAPSE ALL

What does your company do?

We create, promote, and produce live musical performances, online and in real life. We are an artist co-op, a virtual concert venue, and an unlimited live-music subscription service. We are a community of artists that supports and celebrates each other and we share our revenue with our artists and build everything together!

Where will your company be in 5 years?

We aim to be the largest live music co-op with millions of paying members all over the world and hundreds of thousands of independent artists.

Why did you choose this idea?

As artists ourselves, we know the struggle of making music our career. Even for the very talented, being in the right place to be heard at the right time is mostly luck; however, if we all work together, we can make a living doing what we love!

How far along are you? What's your biggest obstacle?

We have put on hundreds of performances at dozens of venues all over NYC. Our biggest obstacle has been working out our new business model and effectively communicating it to our fellow artists, who have been attached to the current music industry value chain forever.

Who competes with you? What do you understand that they don't?

Our competitors are independent venues that only book their own shows, and free or donation-based live performances by artists online (due mostly to COVID-19). What they don't understand is that by not working together, they are limiting their own growth. Artists are naturally communal - the scarcity introduced by the traditional fee for service (tickets) model is artificial. By creating an unlimited consumption model (memberships) we remove the artificial scarcity and uncover the real demand which we monetize via merchandising and sponsorships.

How will you make money?

We derive revenue from our memberships, our sponsors, and the sale of branded merchandise.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our largest risk was the uncertainty surrounding COVID-19 regarding the reopening of venues. We have mitigated that risk by creating a live stream platform, LaunchGlobal.TV. Our second largest risk is the lack of effective marketing. This was a challenge for us early on as the landscape was changing while we were investigating what would be effective in the NYC market. Our third largest risk was that our team would not be able to be productive as they would have to work other jobs to live until Launch took off. We are mitigating that risk through crowdfunding.